Ariel Investment Trust
Plan Pursuant to Rule 18f-3

Ariel Investment Trust (the "Trust") may offer different classes of shares of any of its Fund series pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Act") under the following Plan.

1.	The current Plan for the Trust encompasses two classes of shares that may be offered as follows:

a)
Class I, or Institutional Class, shares to be sold and redeemed at net asset value.  Class I is an "institutional" class with a minimum initial investment of $1,000,000, subject to modification by the Board of Trustees.  The minimum initial investment requirement may be waived at the discretion of the investment adviser or principal underwriter under circumstances in which the investment adviser, Ariel Investments, LLC, or principal underwriter, Ariel Distributors, LLC, anticipates that the account will reach at least $1,000,000 in a reasonable period of time.  Class I shares are not subject to Rule 12b-1 distribution fees.

b)
 Investor Class shares to be sold and redeemed at net asset value.  Investor Class is a "retail" class with a minimum initial investment of $1,000, subject to modification by the Board of Trustees.  The minimum initial investment requirement may be waived at the discretion of the investment adviser or principal underwriter.  Investor Class shares are subject to Rule 12b-1 fees at an annual rate of 0.25% of the average daily net assets attributable to such shares.

2.
Shares of either class may be exchanged, or issued in exchange for, shares of the other class or for shares of other series of Ariel Investment Trust or for shares of any money market mutual fund approved by the Board of Trustees for such exchange privilege, at relative net asset values provided that after the exchange, the value of the account in the class or fund into which the exchange is made meets the minimum initial investment requirement for such class or fund. Shares of each class may be redeemed at the option of the Trust if by reason of redemption the shareholder account falls below a minimum value from time to time determined by the Trustees (and set forth in the applicable prospectus), which minimum value may vary between the classes.  Exchange privileges for an account may be terminated if excessive use is made.  The privilege may be generally modified or terminated upon mailing to shareholders at their addresses of record 60 or more days before such notice is effective.  Shares of either class may be redeemed in kind subject to the requirements of Rule 18f-1 under the Act.

3.
Income, realized and unrealized capital gains and losses, and expenses not allocated to a particular class as provided below under paragraph 4, shall be allocated to each class on the basis of relative net assets.  Expenses may be waived or reimbursed with respect to any Fund or any class thereof by the Trust’s adviser, underwriter or any other provider of services, subject to approval by the Board of Trustees.

4.	Expenses allocable to a specific class are expenses specifically incurred by or for such class including the following:

a)	Rule 12b-1 expenses
b)	Incremental transfer agency expenses
c)	Incremental costs of preparing, printing and mailing shareholder reports, proxy materials and prospectuses related to such class
d)	Registration fees and other expenses of registration of the shares of such class under laws or regulations of any jurisdiction in which the class of shares is to be offered
e)	Directors' fees and expenses incurred as a result of issues relating solely to such class
f)	Legal and accounting expenses relating solely to such class
g)	Expenses related to meetings solely of the shareholders of such class

5.
Each class will vote separately with respect to any matter as required by applicable law or which separately affects that class.  The shares of each class have one vote per share and a pro-rata fractional vote for a fraction of a share.

6.	This Plan may be amended or terminated in accordance with the requirements of Rule 18f-3(d) under the Act.

7.	This Plan will become effective with respect to the Trust’s Funds after approval by a majority of the Trustees and by a majority of the Trustees who are not “interested persons” of the Trust.

Effective Date: